Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 16 — Global Incorporated / CPA 16 Holdings Inc.
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538

FOR IMMEDIATE RELEASE
COMPANY CONTACT:	PRESS CONTACT:
Kristina McMenamin	Guy Lawrence
W. P. Carey & Co. LLC	Ross & Lawrence
212-492-8995	212-308-3333
kmcmenamin@wpcarey.com	gblawrence@rosslawpr.com
W. P. Carey and the CPA® Programs Announce Quarterly Distributions
Marks 40th Consecutive Distribution Increase for WPC
New York, NY — March 21, 2011 — Investment firm W. P. Carey & Co. LLC (NYSE: WPC) announced today that its Board of Directors has increased the Company’s quarterly cash distribution to $0.512 per share for the quarter ending March 31, 2011. Payable on April 15, 2011 to shareholders of record as of March 31, 2011, this marks the Company’s 40th consecutive distribution increase.
The Boards of Directors of W. P. Carey’s CPA® series of investment programs announced the following cash distributions for the first quarter of 2011, payable on April 15, 2011 to shareholders of record as of March 31, 2011:
•	CPA®:14’s cash distribution remained at $0.2001 per share, equating to an annualized yield of 8.38%.

•	CPA®:15’s cash distribution increased to $0.1819 per share, equating to an annualized yield of 7.33%.

•	CPA®:16 — Global’s cash distribution remained at $0.1656 per share, equating to an annualized yield of 6.62%.

•	CPA®:17 — Global’s daily distribution for the first quarter, as announced on December 9, 2010, is $0.0017778 per share, payable to shareholders of record as of the close of business on each day during the quarter and to be paid in aggregate on April 15, 2011. This equates to an annualized yield of 6.40% on its initial public offering price of $10.00 per share.
The Boards of CPA®:14, CPA®:16 — Global and CPA®:17 — Global also announced the following second quarter 2011 daily distributions, which are payable to shareholders of record as of the close of business on each day during the quarter as follows:
•	For the second quarter through the last business day preceding the effective date of CPA®:14’s proposed merger with CPA®:16 — Global, CPA®:14 will pay daily distributions of $0.0021989 per share, equating to the current annualized dividend yield of 8.38%. The aggregate daily distributions will be paid following the consummation of the proposed merger, which is subject to the approval of CPA®:14 stockholders and other closing conditions. For additional information about the proposed merger, please visit www.cpa14.com.

•	CPA®:16 — Global will pay daily distributions of $0.0018198 per share, equating to CPA®:16 — Global’s current annualized yield of 6.62%. The aggregate daily distributions will be paid on or about July 15, 2011.

•	CPA®:17 — Global will pay daily distributions of $0.0017857 per share, representing an increased annualized yield of 6.5% on its initial public offering price of $10.00 per share. The aggregate daily distributions will be paid on or about July 15, 2011.
W. P. Carey & Co. LLC
W. P. Carey & Co. LLC (NYSE: WPC) is an investment management company that provides long term financing to companies worldwide via sale leaseback and build to suit transactions and manages a global investment portfolio of approximately $10.5 billion. Through its CPA® series of income-generating, non-traded REITs, W. P. Carey helps companies and private equity firms unlock capital tied up in real estate assets. The W. P. Carey Group’s investments are highly diversified, comprising contractual agreements with approximately 275 long-term corporate obligors spanning 28 industries and 17 countries. http://www.wpcarey.com
This press release contains forward-looking statements within the meaning of the Federal securities laws. A number of factors could cause the Company’s actual results, performance or achievement to differ materially from those anticipated. Among those risks, trends and uncertainties are the general economic climate; the supply of and demand for office and industrial properties; interest rate levels; the availability of financing; and other risks associated with the acquisition and ownership of properties, including risks that the tenants will not pay rent, or that costs may be greater than anticipated. For further information on factors that could impact the Company, reference is made to the Company’s filings with the Securities and Exchange Commission.
Additional Information about the Proposed Merger
CPA®:14 stockholders, CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that were filed by CPA®:14 and CPA®:16 — Global with the U.S. Securities and Exchange Commission (SEC). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:16 — Global’s website (www.cpa16global.com) or by accessing CPA®:14’s website (www.cpa14.com). CPA®:16 — Global, CPA®:14 and certain of their executive officers and members of management may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger—including any interest they have in the proposed merger—by reading the joint proxy statement/prospectus filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.